SECURITIES AND EXCHANGE COMMISSION

05035639

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fifth Avenue Securities Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8081 Stanton Avenue Ste. 200
(No. and Street)

Buena Park, CA 90620
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 22 2005 WASH. D.C. 152 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hal Herrick 714 761 0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steven G. Gavlick C.P.A
(Name – *if individual, state last, first, middle name*)

8081 Stanton Avenue Ste 204 Buena Park, CA 90620
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Hal Rexford Herrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fifth Avenue Securties Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Hal Herrick
Signature

President
Title

Joann Campbell
Notary Public 2-15-05

JOANN CAMPBELL
Comm. # 1332893
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires Dec. 29, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIFTH AVENUE SECURITIES, INC.

AUDIT REPORT

DECEMBER 31, 2004

CONTENTS

STEPHEN G. GAVLICK
CERTIFIED PUBLIC ACCOUNTANT
8081 STANTON AVENUE
SUITE 204
BUENA PARK, CALIFORNIA 90620
PHONE: (714) 826-9788
FAX: (714) 826-3328

February 7, 2005

Board of Directors
Fifth Avenue Securities, Inc.
Buena Park, California 90620

I have audited the accompanying statement of financial condition of Fifth Avenue Securities, Inc., as of December 31, 2004 and related statements of income, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Fifth Avenue Securities, Inc.'s managements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fifth Avenue Securities, Inc. as of December 31, 2004 and the results of it's operations, cash flows and stockholder's equity for the year then in conformity with accounting principles generally accepted in the United States of America.

STEPHEN G. GAVLICK
Certified Public Accountant

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 23,147	
Total Current Assets		$ 23,147
Total Assets		$ 23,147

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		$ - 0 -
SHAREHOLDERS' EQUITY		
Common Stock ($100 par value 10,000 shares authorized, 140 shares issued and outstanding)	$ 14,000	
Retained Earnings	9,147	23,147
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 23,147

See Accompanying Notes to Financial Statements

STEPHEN G. GAVLICK, C.P.A. - 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 - (714) 826-9788

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES		
Commissions		$ 48,451
Interest Income		179
TOTAL INCOME		$ 48,630
EXPENSES		
Commissions	$ 40,143	
Accounting	1,500	
Outside Services	1,615	
Registration Fees	2,544	
Rent	5,400	
Office Expense	520	
Bank Charges	93	
Taxes and Licenses	800	48,615
NET INCOME		$ 15

See Accompanying Notes to Financial Statements

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Shares	Stock Amount	Retained Earnings	Total Shareholders' Equity
Balance December 31, 2003	140	$ 14,000	$ 9,132	$ 23,132
Net Income			15	15
Balance, December 31, 2004	140	$ 14,000	$ 9,147	$ 23,147

See Accompanying Notes to Financial Statements

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:		
Net Income	$	15
Net Cash provided from Operating Activities		15
Net Increase in Cash		15
Cash at Beginning of Year		23,132
Cash at End of Year	$	23,147

Statement of Supplemental Information

Taxes Paid	$	800

See Accompanying Notes to Financial Statements

STEPHEN G. GAVLICK, C.P.A. - 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 - (714) 826-9788

NOTE 1 **Organization**

Fifth Avenue Securities, Inc. (the Company), was incorporated in January 1986 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(1).

NOTE 2 **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the Computation of Net Capital Requirements following these Notes to Financial Statements.

FIFTH AVENUE SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15C3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL	
Total Shareholder Equity	$ 23,147
NET CAPITAL	23,147
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness - 6 2/3% of net aggregate indebtedness	- 0 -
Minimum Dollar Net Capital Required	5,000
Net Capital Required (Greater of Above Amounts)	5,000
EXCESS CAPITAL	18,147
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total Liabilities	- 0 -
Percentage of Aggregate Indebtedness to Net Capital	0%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 23,147
VARIANCE	- 0 -
NET CAPITAL	$ 23,147

See Accompanying Notes to Financial Statements

PART II

FIFTH AVENUE SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

STEPHEN G. GAVLICK
CERTIFIED PUBLIC ACCOUNTANT
8081 STANTON AVENUE
SUITE 204
BUENA PARK, CALIFORNIA 90620
PHONE: (714) 826-9788
FAX: (714) 826-3328

February 7, 2005

Board of Directors
Fifth Avenue Securities, Inc.
Buena Park, California 90620

I have audited and reported thereon under date of February 7, 2005 the financial statements of Fifth Avenue Securities, Inc. As part of my audit I reviewed and tested the Respondent's systems of internal control, including the accounting system and procedures for safeguarding assets for the year ended December 31, 2004 to the extent I considered necessary to evaluate as required by generally accepted auditing standards.

The objectives of internal control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss and reliability of financial records for preparing financial statements and maintaining accountability of assets. The concept of reasonable assurance recognizes that the cost should not exceed the benefits derived and also recognizes that the evaluation of these factors requires estimates and judgments by management.

These are inherent limitations that should be recognized in considering the effectiveness of any system of internal control. Errors can result from misunderstanding, mistakes of judgment, carelessness or other personal factors. Segregation of duties can be circumvented by management. Projection on any evaluation of internal control to future periods is subject to the risk that current procedures may become inadequate because of changing conditions and the degree of compliance with procedure could deteriorate.

My study and evaluation of the Respondent's system for internal control including the accounting system, and procedures for safe guarding assets for the year ended December 31, 2004 was made for the purpose set forth in the first paragraph above and, would not necessarily disclose all inadequacies in the system. However, such study and evaluation disclosed no conditions that I believe to be material inadequacies and accordingly a letter of material inadequacies will not be issued.

STEPHEN G. GAVLICK
Certified Public Accountant

PART II

FIFTH AVENUE SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

STEPHEN G. GAVLICK
CERTIFIED PUBLIC ACCOUNTANT
8081 STANTON AVENUE
SUITE 204
BUENA PARK, CALIFORNIA 90620
PHONE: (714) 826-9788
FAX: (714) 826-3328

February 7, 2005

Board of Directors
Fifth Avenue Securities, Inc.
Buena Park, California 90620

I have audited and reported thereon under date of February 7, 2005 the financial statements of Fifth Avenue Securities, Inc. As part of my audit I reviewed and tested the Respondent's systems of internal control, including the accounting system and procedures for safeguarding assets for the year ended December 31, 2004 to the extent I considered necessary to evaluate as required by generally accepted auditing standards.

The objectives of internal control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss and reliability of financial records for preparing financial statements and maintaining accountability of assets. The concept of reasonable assurance recognizes that the cost should not exceed the benefits derived and also recognizes that the evaluation of these factors requires estimates and judgments by management.

These are inherent limitations that should be recognized in considering the effectiveness of any system of internal control. Errors can result from misunderstanding, mistakes of judgment, carelessness or other personal factors. Segregation of duties can be circumvented by management. Projection on any evaluation of internal control to future periods is subject to the risk that current procedures may become inadequate because of changing conditions and the degree of compliance with procedure could deteriorate.

My study and evaluation of the Respondent's system for internal control including the accounting system, and procedures for safe guarding assets for the year ended December 31, 2004 was made for the purpose set forth in the first paragraph above and, would not necessarily disclose all inadequacies in the system. However, such study and evaluation disclosed no conditions that I believe to be material inadequacies and accordingly a letter of material inadequacies will not be issued.

STEPHEN G. GAVLICK
Certified Public Accountant